EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of Belvedere Trust Mortgage Corporation:

Subsidiary	Jurisdiction of Incorporation
Belvedere Trust Finance Corporation	Delaware
Belvedere Trust Secured Assets Corporation	Delaware
BellaVista Finance Corporation	Delaware
BellaVista Funding Corporation	Delaware
BT Residential Funding Corporation	Delaware